FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 20 October 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

International Power plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal Entity                                         Holding    Percentage Held%
Barclays Global Investors Ltd                     12,297,679            0.8249
Barclays Life Assurance Co Ltd                     2,000,723            0.1342
Barclays Global Fund Advisors                      5,175,356            0.3471
Barclays Capital Inc                               2,239,210            0.1502
Gerrard Ltd                                        2,252,687            0.1511
Barclays Global Investors Japan Trust & Banking    1,691,849            0.1135
Barclays Global Investors Japan Ltd                  146,598            0.0098
Barclays Global Investors Canada Ltd                 112,644            0.0076
Barclays Global Investors Australia Ltd              128,770            0.0086
Barclays Bank Trust Company Ltd                       30,227            0.0020
Barclays Private Bank and Trust Ltd                  268,800            0.0180
Barclays Global Investors N.A                     10,273,532            0.6891
Barclays Private Bank and Trust Ltd                   23,000            0.0015
Barclays Capital Securities Ltd                    9,210,849            0.6178
Barclays Private Bank Ltd                             19,828            0.0013
TOTAL                                             45,871,752             3.08%

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 50 pence each

10. Date of transaction

Not known

11. Date company informed

20 October 2006

12. Total holding following this notification

45,871,752

13. Total percentage holding of issued class following this notification

3.08%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Anna Hirst - Investor Relations: + 44 (0)20 7320 8600

16. Name and signature of authorised company official responsible for making this notification

Stephen Ramsay - Company Secretary

Date of notification

20 October

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary